SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1*/A)


                         EGGHEAD, INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           282330109
                         (CUSIP Number)

  David  A. Rocker                   Robert G.  Minion, Esq.
  Suite 1759                         Lowenstein, Sandler, Kohl,
  45  Rockefeller Plaza              with a copy  to: Fisher & Boylan, P.C.
  New  York, New York  10111         65 Livingston Avenue
  (212) 397-1220                     Roseland, New Jersey 07068
                                     (201) 992-8700
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                         January 19, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification
                               Nos. of Above Persons):

          David A. Rocker               ###-##-####
_______________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions):                                    (a)
                                                       (b)
_______________________________________________________________
(3)  SEC Use Only

_______________________________________________________________
(4)  Source of Funds (See Instructions):  WC

_______________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is  Required
     Pursuant to Items 2(d) or 2(e):

_______________________________________________________________
(6)  Citizenship or Place of Organization:   United States

_______________________________________________________________
Number of Shares     (7)  Sole Voting Power:         987,000*
Beneficially Owned   (8)  Shared Voting Power:             0
by Each Reporting    (9)  Sole Dispositive Power:  1,034,000*
Person With:        (10) Shared Dispositive Power:         0
_________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                       1,034,000*
_________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):            /__/
_________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11): 6.0%*
_________________________________________________________________
(14) Type of Reporting Person (See Instructions):   IA, IN
_________________________________________________________________
* 882,500 shares (5.1%) of Egghead, Inc. common stock are owned by Rocker Partners, L.P., a New York limited partnership. 104,500 shares (0.6%) of Egghead, Inc. common stock are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. 47,000 shares (0.3%) of Egghead, Inc. common stock are owned by Centennial Partners I, L.P., a Delaware limited partnership. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. David A. Rocker also serves as investment adviser to Centennial Partners I, L.P.

Item 5.  Interest in Securities of the Issuer.

        Based upon the information set forth in Egghead, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 1994, as of October 29, 1994 there were 17,163,406 shares of Egghead Inc. common stock issued and outstanding. As of January 19, 1995, Rocker Partners, L.P. owned 882,500 of such shares, or 5.1% of those outstanding, Compass Holdings. Ltd. owned 104,500 of such shares, or 0.6% of those outstanding, and Centennial Partners I, L.P. owned 47,000 of such shares, or 0.3% of those outstanding. David A. Rocker possesses sole power to vote the 987,000 shares of Egghead Inc. common stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. and possesses sole power to dispose or direct the disposition of all of the shares of Egghead, Inc. common stock owned by Rocker Partners, L.P., Compass Holdings, Ltd. and Centennial Partners I, L.P. The following table details the transactions by each of Rocker Partners, L.P., Compass Holdings, Ltd. and Centennial Partners I, L.P. in shares of Egghead Inc. common stock during the past sixty days.

                    A.  Rocker Partners, L.P.

          Date             Quantity               Price

                           (Purchases)

      November 23, 1994       8,000             $ 8.93
      November 30, 1994         500             $10.37
      December 8, 1994          400             $ 9.87
      December 8, 1994        7,000             $10.00
      December 13, 1994       1,500             $10.75
      December 14, 1994       2,000             $10.62
      December 20, 1994       9,000             $10.93
      December 21, 1994      11,000             $10.68
      December 28, 1994       4,000             $11.37
      December 29, 1994      16,000             $11.77
      December 29, 1994       4,000             $11.93
      December 30, 1994       5,000             $11.37
      December 30, 1994      13,000             $11.68
      December 30, 1994       7,500             $11.87
      January 3, 1995         3,500             $11.37
      January 4, 1995         9,000             $11.55
      January 5, 1995         4,000             $11.31
      January 5, 1995           100             $11.50
      January 6, 1995         3,000             $11.31
      January 6, 1995         9,000             $11.25
      January 9, 1995         6,500             $11.47
      January 12, 1995        8,400             $11.84
      January 13, 1995       27,000             $11.45
      January 17, 1995       10,000             $11.38
      January 19, 1995        2,500             $10.56

                             (Sales)

      December 12, 1994     12,000               $10.16
      December 19, 1994      9,000               $11.25
      December 30, 1994     12,300               $11.87
      January 3, 1995       37,300               $11.62
      January 11, 1995       2,400               $11.70
      January 11, 1995      13,000               $11.37
      January 11, 1995       2,600               $11.70

                   B.  Compass Holdings, Ltd.

          Date             Quantity               Price

                           (Purchases)

      December 8, 1994       1,500               $10.00
      December 20, 1994      1,000               $10.93
      December 27, 1994      1,400               $11.12
      December 29, 1994      1,800               $11.77
      December 29, 1994      1,000               $11.93
      December 30, 1994      1,000               $11.68
      January 3, 1995       39,400               $11.62
      January 6, 1995        2,000               $11.31
      January 6, 1995        1,000               $11.25
      January 9, 1995        1,000               $11.47
      January 13, 1995       4,000               $11.45
      January 17, 1995       1,500               $11.38
      January 19, 1995       2,500               $10.56

                             (Sales)

      November 30, 1994       1,500              $10.58
      December 12, 1994       1,500              $10.16
      December 19, 1994       1,000              $11.25
      December 29, 1994       3,000              $11.87
      December 30, 1994       1,000              $11.87
      January 19, 1995        1,000              $11.37

                 C.  Centennial Partners I, L.P.

          Date             Quantity               Price

                           (Purchases)

      December 8, 19994       1,500              $10.00
      December 29, 1994       1,000              $11.77
      December 30, 1994       1,000              $11.68
      January 4, 1995         2,000              $11.55
      January 13, 1995        2,000              $11.45
      January 17, 1995        1,000              $11.38



                             (Sales)

      November 30, 1994       1,500              $10.58
      December 12, 1994       1,800              $10.16
      December 19, 1994       1,000              $11.25
      December 29, 1994       2,000              $11.87
      December 30, 1994       1,000              $11.87
      January 3, 1995         2,100              $11.62
      January 11, 1995        1,000              $11.37



                            Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 25, 1995

                              /s/ David A. Rocker
                              David A. Rocker, individually,
                              as managing partner  of Rocker
                              Partner, L.P., as president of
                              Rocker Offshore Management Company,
                              Inc., the investment adviser
                              to  Compass Holdings,  Ltd.,
                              and as investment adivser to
                              Centennial Partners I, L.P.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS  OF  FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).